1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 20, 2013	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON THE RESOLUTIONS PASSED AT THE SIXTEENTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the sixteenth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 5 August 2013 by way of written notices or e-mails. The meeting was held on 19 August 2013 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Nine directors of the Company were notified of the meeting and all of them were present. The meeting has been held in compliance with the requirements of the PRC Company Law and other PRC laws and regulations, and the articles of association of the Company.

The nine directors of the Company present at the meeting unanimously agreed and passed the following resolutions:

1. To approve the “2013 Interim Report of Yanzhou Coal Mining Company Limited”.

The Company will not propose any mid-year distribution nor will the Company increase its share capital through conversion of its capital reserve.

2. To approve the provision of impairment losses on assets of Yancoal Australia Limited.

The provision for impairment losses on assets of Yancoal Australia Limited (“Yancoal Australia”), an overseas subsidiary controlled by the Company, was RMB2.099 billion, resulting in a decrease of RMB1.186 billion in net profit attributable to the shareholders of the parent company for the first half year of 2013.

3. To confirm the change in accounting policies of Yancoal Australia.

Pursuant to the new regulations promulgated by the International Financial Reporting Interpretations Committee, Yancoal Australia adjusted the accounting policies applicable to the overburden in advance in the production phase of open cut mines. This adjustment resulted in a decrease of RMB296 million in the net assets of the Company at the beginning of 2013, as well as a decrease of RMB32.71 million in net profit attributable to the shareholders of the parent company in the first half year of 2012.

By order of the board of directors Yanzhou Coal Mining Company Limited Zhang Baocai Director and Company Secretary

Zoucheng, Shandong Province, the PRC

19 August 2013

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC